August 16, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCI Global Limited
Draft Registration Statement on Form F-1 Submitted July 1, 2022
CIK No. 0001930510
VCI Global Limited

Dear Staff:

On behalf of VCI Global Limited (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of July 29, 2022, with respect to the Company’s Draft Registration Statement on Form S-1 filed with the SEC by the Company on July 1, 2022 (the “DRS”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed in each case by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 1 to the DRS (the “DRS/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments

Draft Registration Statement on Form F-1 submitted July 1, 2022

Prospectus Summary Our Company, page 2

1.	For each of your three segments, please disclose the country or countries where most of the segment’s customers are located. In this regard, we note you disclose on page 2 and elsewhere that your “clients are mainly from Malaysia, China, Singapore and the United States, while on page F-34 you that your “operations are conducted predominantly in Malaysia.” Please make conforming revisions in the Business section. Please refer to Item 4.B.2 of Form 20-F.

The Company has made conforming revisions in the DRS/A on pages 2, 37 and 62 under the sections headed “Prospectus Summary,” “Management, Discussion and Analysis” and “Business,” respectively, to clarify that its clients are “predominantly from Malaysia, with some engagements with clients from China, Singapore and the United States” (focusing on Malaysia and US markets) and that our operations are conducted predominantly in Malaysia, including our headquarters being located in Malaysia).

Market Opportunity

Global IPO and M&A Deal Numbers and Proceeds, page 7

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2.	As you do not appear to operate globally, please tell us why you believe the information in this section is material to investors in your offering. In addition, please balance this disclosure by discussing the limitations on your ability to address the global market, as well as the competition you would face from larger companies with a global presence and greater assets. Please make conforming revisions throughout the prospectus.

The Company has made conforming revisions in the DRS/A on pages 8-9 and 68-69 under the sections headed “Prospectus Summary—Market Opportunity” and “Business—Market Opportunity,” respectively, whereby we have narrowed our focus from the global market to only “the US and Malaysia markets.”

3.	Please revise the bars in the M&A bar graph on pages 7 and 66 to show, if correct, that the number of deals decreased from 2020 to 2021.

The Company respectfully submits that the number of M&A deals increased from 2020 to 2021 which is shown in the bar graphs in the DRS/A on pages 8 and 68 under the sections headed “Prospectus Summary” and “Business.”

Total Global Addressable Market Growth, page 9

4.	Please re-focus this section on the markets in which you actually operate and expect to pursue business. Please make conforming revisions throughout the prospectus.

The Company has made conforming revisions in the DRS/A on pages 8-10 under the section headed “Prospectus Summary” to show that our targeted markets for our services are Malaysia and potentially the US market.

Controlled Company Status, page 11

5.	We note your disclosure that upon completion of the offering you will be a "controlled company" under Nasdaq's governance standards. Please expand your disclosure to describe the corporate governance exemptions upon which you will be entitled to rely and the related risks to investors.

The Company has included the requested disclosure in the DRS/A on pages 12 and 28 under the sections headed “Prospectus Summary—Controlled Company Status” and “Risk Factors—Risks Related to this Offering and Ownership of the Ordinary Shares -- As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders,” respectively.

Risk Factors, page 19

6.	Please add new risk factor disclosure to address the material risks arising from a determination that you are an investment company for purposes of the Investment Company Act of 1940. If you do not think these risks are applicable to you, please tell us why.

The Company has included the requested risk factor on page 28 of the DRS/A.

Our operations and sales have been adversely impacted by the COVID-19 pandemic..., page 21

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7.	We note your disclosure that you have been adversely impacted by the COVID-19 pandemic. Please expand your disclosure to discuss, if material, the impact of COVID-19 on your revenue.

As requested by the Staff, in the DRS/A the Company has expanded its disclosure on page 22 under the heading ‘Risk Factors” to explain the impact of COVID-19 on its revenue. As we have now disclosed, this impact included the loss of $1.53 million in revenue for year 2021 due to one of our clients canceling a planned Nasdaq listing because of the disruption COVID-19 caused to its business.

Risks Related to investing in a in a foreign private issuer and BVI Company We may lose our foreign private issuer status..., page 23

8.	We note your disclosure that if the company loses foreign private issuer status, the company "may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the Nasdaq Capital Market’s listing standards." We also note that throughout the registration statement you state that you intend to satisfy Nasdaq's listing requirements, including their corporate governance requirements. Please revise the disclosure so it is clear to investors which Nasdaq corporate governance requirements do not currently apply to the company.

Although the Company does disclose on page 83 under “Management—Foreign Private Issuer Status” that:

“the Company will be permitted to follow corporate governance practices in accordance with BVI law in lieu of Nasdaq’s requirements concerning (i) a majority independent board, (ii) the nominating and corporate governance committee, (iii) the compensation committee, and (iii) the three-director minimum for the audit committee.”

The Company has revised its disclosure in the DRS/A to include an additional risk factor on page under the above referenced risk factor on page 24 of the DRS/A to clearly set forth the Nasdaq corporate governance requirements that do not apply to the Company because of its foreign private issuer status.

We are a BVI-incorporated company with substantially all of our assets located in Malaysia..., page 24

9.	We note your disclosure that "because substantially all of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be enforceable within the United States." Please amend your disclosure to clarify, if true, that the enforceability issue would arise in the context of enforcing such judgments outside the United States.

The Company has revised its disclosure in the DRS/A under “Risk Factors” on page 24 and under “Enforceability of Civil Liabilities” on page 105.

Tax authorities could challenge the allocation of income and deductions among our subsidiaries..., page 25

10.	We note your disclosure that you expect to conduct increased operations through your subsidiaries in Malaysia and various other jurisdictions. Please list the jurisdictions in which you intend to operate.

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The Company does not plan to expand the operations of its subsidiaries into jurisdictions other than Malaysia and has therefore deleted this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, page 36

11.	Please include a section discussing the quantitative and qualitative disclosures about market risk. Refer to Form 20-F, Item 11.

The Company respectfully submits that on the effective date of its registration statement it will be a “smaller reporting company” and in accordance with Instructions to Item 11(c), paragraph 1(e), of Form 20-F, it is not required to provide the information required by Item 11 of Form 20-F.

Key Components of Results of Operations Profit before Income Tax, page 39

12.	We note the table below the Profit before Income Tax heading does not appear to be related to the heading. In addition, there does not appears to be a narrative explanation of the either the subject of the heading or the table. Please revise or advise.

The Company has removed the “Profit before Income Tax” heading and its contents from the DRS/A on page 39.

Emerging Growth Company, page 60

13.	We note your disclosure here that you have elected to “opt out” of the extended transition period allowed under Section 107 of the JOBS Act. This appears to be inconsistent with the disclosure on page 10 under Implications of Our Being an “Emerging Growth Company”, which states you intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards. Please clarify or revise.

The Company has not elected to “opt out” of the extended transition period allowed under Section 107 of the JOBS Act. The Company has revised its disclosure under “Management’s Discussion and Analysis” on page 61 of the DRS/A to state that it intends to take advantage of all of the reduced reporting requirements and exemptions available to it as an emerging growth company.

Business

Competitive Strength, page 72

14.	We note your disclosure that you "operate across virtually every industry and geography." Please tell us your basis for this claim, and please revise your disclosure to specify the countries where you primarily operate.

The Company has deleted the noted disclosure on page 73 of the DRS/A.

History of Staying Ahead of Industry Trends, page 73

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15.	We note your disclosure that throughout the history of the company the services offered have adapted in anticipation of future industry trends. Please expand your discussion of the history of the company and previous services offered, as well as whether you anticipate any significant changes in the service offerings in the near future.

As requested by the Staff, in the DRS/A on page 76 of the “Business” section the Company has expanded its disclosure on the history of the Company and the previous services it has provided. The Company does not anticipate any significant changes in its service offerings in the near future

Certain Relationships and Related Party Transactions, page 83

16.	Please describe the terms of the advances from V Capital Sdn Bhd and Victor Hoo, including repayment and, if applicable, interest rate.

In response to the Staff’s comment, the Company has revised its disclosure in DRS/A on page 86, as follows:

“In fiscal year 2021, the Company has received advances from V Capital Sdn Bhd and its Chairman, Victor Hoo, in the amounts of RM5,834,990 (USD 1,397,603) and RM1,428,088 (USD 342,057), respectively, to finance the Company’s activities. The amount due to V Capital Sdn Bhd and Victor Hoo are unsecured, interest-free, and repayable on 31 December 2023”.

Consolidated Financial Statements Consolidated Statement of Cash Flows Note 1, page 6

17.	We note your disclosure that on January 1, 2021, the group acquired 80% of the issued share capital of Accuventures Sdn Bhd and its subsidiary, and 100% of Imej Jiwa Communications Sdn Bhd, thereby obtaining control of these entities. This appears to be inconsistent with the disclosure on page 9 which states that shares of Accuventures and Imej were transferred on September 29, 2021 and February 22, 2022, respectively as part of a series of reorganization transactions to facilitate your initial public offering. Please clarify or revise.

On January 1, 2021, the shareholders for both Accuventures Sdn Bhd and Imej Jiwa Communications Sdn Bhd entered into share sale agreements with Victor Hoo, our Chairman, to sell their shares (80% for Accuventures Sdn Bhd) and (100% for Imej Jiwa Communication Sdn Bhd) and also assign their voting and other rights that provided Mr. Hoo with control over each entity. Since Mr. Hoo also has control over the Company, there is common control with all three entities and Accuventures and Imej Jiwa were consolidated into our group.

The transfer of voting power occurred immediately on January 1, 2021 and the legal documentation to effect the share transfer was completed later. The legal documentation of the shares transfer was completed on September 29, 2021 (Accuventures Sdn Bhd) and February 22, 2022 (Imej Jiwa Communications Sdn Bhd). The Company has revised the Note 1 and Note 2 to the financial statements to state this clearly.

Notes to Financial Statements

4 Financial Assets Measured at Fair Value Through Other Comprehensive Income, page 23

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18.	We note that you have classified your equity interest in Treasure Global, Inc. within Level 2 of the fair value hierarchy. Please expand your disclosure to provide a description of the valuation technique(s) and the inputs used in the fair value measurement. Please refer to the guidance in paragraph 93(d) of IFRS 13.

The Company has included the requested expanded disclosure in the DRS/A on page F-24 in the Notes to its financial statements.

19.	We note your disclosure that the fair value of your investment in Treasure Global Inc. was determined by an independent valuer not connected to the company. Your disclosure appears to imply a reliance on a third party valuation. Please revise your filing to provide the names and consents of these experts or revise your disclosure to clarify your responsibility for the valuation of your investments and how you used these experts. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

In response to the Staff’s query, the Company has revised its disclosure in the DRS/A on page F-42 of the Notes to the financial statements to take full responsibility for the value applied to the investment in Treasure Global Inc in its financial statements and has therefore not intend to file a consent from the valuation firm as an exhibit to its F-1 Registration statement and has not submitted such consent with the DRS/A.

18 Cost of Services, page 31

20.	Please describe, in detail, the nature and function of Consultant fees and Secondment of staff expenses. In addition, explain how you determined that net investment loss should be included in Cost of Services.

The Company has added the requested disclosure in the DRS/A on page F-31 in the notes to its financial statements.

Part II - Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

21.	For each of the issuances of ordinary shares, please provide the information required by Item 701 of Regulation S-K.

The Company has revised Item 7 of Part II to include all of the information required by Item 701 of S-K.

General

22.	We note that financial assets, identified as unquoted shares of an equity interest, appear to comprise the substantial majority of your total assets. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. In this regard, we note you own financial assets that appear have a value exceeding 40% of your total assets. Please note that we may refer your response to the Division of Investment Management for further review.

The Company does not believe that it is subject to the Investment Company Act of 1940 (the “40Act”). The staff has noted that the Company has financial assets with a value exceeding 40% of its total assets, which in accordance to Section 3(a)(1)(C) of the 40 Act could deem the Company to be an investment company under the 40 Act. However, Section 3(b)(1) of the 40 Act provides that the Company is not an investment company if it is:

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“primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”

The Company’s primary business is consulting and not investing, reinvesting, owning, holding, or trading in securities because of (i) the nature of the Company’s revenues; (ii) the historical development of the Company; (iii) the Company’s public representations; (iv) the background of the Company’s officers and directors and (v) the nature of its assets.

The Nature of the Company’s Revenues

The Company derived almost all of its revenue from business and technology consultancy services and none from investing. For fiscal year 2020, all of the Company’s revenue was derived from its business strategy consultancy with a revenue of RM3,648,406 (approximately $826,740). For fiscal year 2021, substantially all of the Company’s revenue was derived from consultancy. The fiscal year 2021 revenue from that Company’s three business segments was as follows: (i) business strategy consultancy: RM27,308,368 (US$6,540,926), representing 57.52% of total revenue; (ii) technology development, solutions and consultancy: RM19,425,038 (US$4,652,704), representing 40.91% of total revenue; and (iii) others (money lending): RM741,636 (US$177,638), representing 1.56% of total revenue.

The Historical Development of the Company

The Company was formed and commenced operations in September 2013. The Company started as a business consultancy firm since inception, with the consultancy arm led by Chairman, Victor Hoo, together with a group of experienced consultants specializing in business and capital markets. In response to the strong market demand for consultancy services, the Company further expanded their services to cover technology consultancy and investor relations management in 2021, as the Company believed that a wide array and comprehensive consultancy services would better serve the diverse and complex needs of their clients. The Company will continue expanding its consultancy line by hiring more industry-specific professionals to improve its consultancy services offering abilities.

The Company’s Public Representations

On the first page of the “Prospectus Summary” of the DRS/A the Company best describes what type of company management has represented the Company to be to the public. Under “Our Mission” the Company states:

“We believe sustainability, inclusion, and well-informed business strategies are pivotal to the growth and success of a business. It is therefore our mission to maximize our clients’ full potential to succeed by providing them quality and independent advice regardless of their business size.”

The Company next states in the DRS/A under the section “Our Company:”

“We are a multi-disciplinary consulting group with key advisory practices in the areas of business, technology, and investment. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating values by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth. “

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Both of these paragraphs reflect that the Company operates as a consultancy with a focus on giving expert advice to its clients and not through making purchases of or holding securities.

The Background of the Company’s Officers and Directors

As shown in the Management biographies, only Victor Hoo, the Company’s Chairman and Chief executive officer has any background in investing and most of the other directors and officers have experience in business consultation and not investing.

The Nature of the Company’s Assets.

The Company’s Consolidated Statement of Financial Position as of December 31, 2021 shows that the Company had total assets of $10,566,420 and financial assets with a value of $8,510,422, representing 80.5% of total assets. However, out of the 25 businesses in which the Company has an interest in, only three (3) are not majority owned by the Company. The securities of these minority investments (the “Minority Investments”) held by the Company qualify as “investment securities” under the 40 Act. The Minority Investments include: (i) a 14.55% equity interest in Treasure Global Inc. (“TGI”), which operates an e-commerce platform; (ii) a 5% equity interest in Zero Carbon Farms, which is an agricultural technology company that builds and operates controlled environment farms; and (iii) a 3% equity interest in DFA Robotics Inc., which focuses on the sale and leasing of indoor and outdoor delivery robots, drones’ and the operation of training facilities. The Company views each of these Minority Investments as supporting the consulting business of the Company. TGI’s value on December 31, 2021 was RM34,221,879 (US$8,196,857), representing 96.3% of the 2021 value of financial assets, whereas the Company’s remaining investments in DFA Robotics Inc and Zero Carbon Farms was collectively RM1,309,134 (US$313,565), representing less than 4% of the Company’s financial assets in 2021. Without the TGI investment, which was recently acquired in 2021, the Company’s financial assets would represent only 13.2% of the Company’s total assets in 2021. Finally, the Company considers its management team by far its biggest asset as it is the expertise of management as the product it sells to its clients is the expertise of its management.

All of the above facts demonstrate that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

The Company intends to closely monitor its activities to avoid being considered an investment company under the 40 Act.

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company has undertaken to provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not retained by it, or intended to be retained, copies of those communications.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of this letter, please contact me at (646) 876-0618.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP

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